UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period: October 14, 2010 File No. 001-33507

DEJOUR ENTERPRISES LTD.
(Name of Registrant)

598-999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Dejour Drills 3rd Successful Well at Woodrush

Calgary, Alberta, October 14, 2010 -- Dejour Enterprises Ltd. (NYSE-Amex: DEJ / TSX: DEJ) reports that it has logged and is now casing its third oil well at this 6000 acre property, located 85km north of Ft. St. John in Northeastern British Columbia. The well was drilled to the seismically defined southeast edge of the Halfway reservoir in anticipation of a waterflood commencing as early as the first quarter of next year. It encountered slightly more than two meters of high quality oil sand and will be completed initially as an oil producer.

This well is expected to be placed on production prior to the end of October, at an initial rate of 300-400 barrels of oil per day (BOPD), bringing the field oil production to more than 700 BOPD and total field production to between 1100 and 1200 barrels of oil equivalent (BOE) per day.  Dejour is the project operator and a 75% WI owner.

"This is the first well of a two well program to be carried out during the fall drilling season.  The program is designed to increase daily production and confirm our seismic interpretation of sufficient oil in place for the implementation of a waterflood in the Halfway Sand.  We are pleased with the results of the first well, proving the extension of the reservoir to the south and east of discovery well D-91-H.  The second well, if successful, will extend the proven reservoir to the north of well A-1-I and trigger the waterflood implementation, potentially increasing recoverable reserves from this pool by more than 100%.” commented Harrison F. Blacker, M.Sc. M.Eng., President and COO of Dejour, and the qualified person for this release.

About Dejour

Dejour Enterprises Ltd. is an independent oil and natural gas company operating multiple exploration and production projects in North America’s  Piceance Basin (109,000 net acres) and Peace River Arch regions (20,000 net acres). Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE - Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

BOEs may be misleading, particularly if used in isolation. A conversion ratio of 6 thousand cubic feet of gas to 1 BOE is used in this news release and is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	mail: callison@dejour.com
Email: investor@dejour.com

Dejour Enterprises Ltd. (Registrant)

Dated: October 14, 2010	By:	/s/ Mathew Wong
Mathew Wong,
Chief Financial Officer